 NEWS RELEASE
For Immediate Release
July 11, 2008

Canwest Global Communications Corp. Reports Third Quarter 2008 Results

- Third Quarter Revenues increase by 15% and EBITDA grows 45% -

- Specialty channels continue to deliver double digit growth -

WINNIPEG, July 11, 2008 - Canwest Global Communications Corp. (“Canwest or the “Company”) today reported financial results for the third quarter and nine months ended May 31, 2008.

These results mark the Company’s sixth consecutive quarter with business performance and revenue growth of more than 7%. Since November 30, 2006, revenues have increased on average more than 10% each quarter including 15% for the period ending May, 31 2008.

	Three months ended May 31		Nine months ended May 31
in millions of dollars, except per share amounts	2008	2007	2008	2007
Reported Results
Revenues	852	738	2,422	2,187
EBITDA	177	122	491	410
Earnings	(28)	8	(22)	82
Basic EPS	(0.16)	0.05	(0.12)	0.46
Adjusted Results
Earnings	13	13	52	56
Basic EPS	0.07	0.07	0.29	0.32

*Adjusted Results exclude the impact of foreign currency and interest swap gains/losses, foreign exchange gains/losses, investment gains, losses and writedowns, restructuring expenses, discontinued operations and related income tax effect.

“These solid results demonstrate that we continue to experience growth even in the face of a softening market,” said Leonard Asper, Canwest’s President and Chief Executive Officer. “Given the diversity and strength of our properties we believe that Canwest’s stock is undervalued.

“All major operations experienced profit growth in the quarter,” Asper added. “Our specialty channels continue to grow both in terms of popularity and revenue generation and our publishing assets are also performing ahead of any other similar assets in North America. We continue to focus on taking advantage of our size and scope by generating increasing and identifiable audiences, from which to monetize content, while rationalizing our cost structure, to deliver better value to our shareholders.”

Segmented Results

Publishing

Revenues for the Company's publishing operations for the third quarter of $334 million, were slightly higher than revenues for the same period in fiscal 2007. Publishing EBITDA of $79 million for the third quarter was up 10% from $72 million for the same period in fiscal 2007. For the nine months ended May 31, 2008, revenues were $1,003 million and EBITDA was $240 million, up 2% and 13% respectively, from similar periods last year. The double digit growth in EBITDA continues to reflect the focus on cost containment within the publishing operations.

Canadian Television combined

Canadian television operations, including CW Media (formerly Alliance Atlantis broadcast segment) specialty television operations reported third quarter revenues of $281 million, an increase of 54% from $182 million for the previous year.  EBITDA more than doubled to $76 million from $31 million the previous year. For the nine months ended May 31, 2008, reported revenues were $823 million and EBITDA was $165 million, up 48% and 131% respectively, from the same period last year. The strong year over year increases primarily reflect, the acquisition of the specialty operations of Alliance Atlantis.

Canadian television operations, including revenue and adjusted EBITDA of the specialty operations of Alliance Atlantis on a pro forma basis for the three months ended May 31, 2007, revenue and EBITDA would have increased 5% from $267 million and 40% from $54 million. For the nine months ended May 31, 2008, revenue and EBITDA increased 3% from $803 million and 16% from $143 million respectively over the prior year on a pro forma basis.

Canadian Television

Canadian television operations, excluding the CW Media specialty television operations reported third quarter revenues of $183 million, slightly ahead of revenues for the same period in fiscal 2007.  EBITDA of $39 million was up 25% from $31 million for the corresponding period last year. For the nine months ended May 31, 2008, revenues were $544 million and EBITDA was $64 million, down 2% and 11% respectively, from the same period last year. The lower performances in revenue and EBITDA for the nine month period primarily relate to the impact of the Writers’ strike which disrupted program schedules and viewing patterns. This was partly offset by reduced program expense and a recovery in revenues in the third quarter as the program schedule and viewing patterns returned. The group continues to experience strong growth in its specialty television assets.

CW Media

The CW media specialty television assets reported revenues of $99 million and EBITDA of $38 million for the third quarter, an increase of 16% on revenue and 60% on EBITDA compared to the same period last year.  For the nine months ended May 31, 2008, revenues were $279 million and EBITDA was $101 million up 13% and 42% respectively, from similar periods last year. Advertising revenues were up significantly in the quarter and for the nine month period, reflecting industry leading growths of 23% and 18% respectively.

Australian Television

Network TEN's third quarter revenue of $194 million was up 8% from $180 million during the same quarter in the previous year. TEN’s EBITDA of $35 million was up 21% from the $29 million from the same quarter in fiscal 2007.  For the nine months ended May 31, 2008, reported revenues were $575 million and EBITDA was $173 million, up 8% and 13% respectively, from similar periods last year.

Highlights of the third quarter and subsequent period

•	Canwest Publishing, led by local online display, Canada.com and FPinfomart, delivered overall growth in online digital revenue of 16% for the quarter.

•	The appointment of Graham Moysey to the position of Senior Vice President and General Manager, Digital Media demonstrates Canwest’s commitment to developing strategic solutions for digital media.

•	Canwest Publishing announced a partnership with the Vancouver Organizing Committee to deliver content related to 2010 Winter Games.

•
Despite the schedule disruption of the writers strike, Global TV, for the winter and spring season, increased the number of top 10 shows in the 18-49 year old demographic with four of the top 10 shows in Toronto and five of the top 10 shows in Vancouver, and in Calgary maintained the number of top 10 shows compared to the same period last year. House, Survivor, and Prison Break continue to be top 10 players.

•	Slice, TvTropolis and Food TV specialty analog channels all moved up in rankings compared to the winter spring season last year.

•	Canwest maintained its dominance in the specialty digital channels with eight of the top 10 channels up from seven of the top 10 channels last year.

•	Canwest was recognized 41 times at the 2008 PROMAX & BDA Awards in New York City. The awards honour international marketing and design achievement in broadcasting.

•	Network TEN in Australia reported a solid third quarter with improved ratings performance in the key 16-39 and 18-49 demographics, while continuing to grow digital revenues.

•	Ten Network Holdings declared a semi-annual dividend of A$0.035 per share on June 25, 2008, payable on July 16, 2008. This represents a dividend of approximately A$18 million for Canwest.

•
Ten Network Holdings announced its intention to buyback  up to approximately 10% of its issued shares over the next 12 months. Canwest has indicated it will not participate in the share buyback at this time.

•
On July 3, 2008 Canwest announced CW Media completed a private offering of US$312 million (approximately C$318 million) Senior Notes of which the net proceeds, together with cash on hand, was used to repay approximately US$331 million outstanding under CW Media’s interim and term senior unsecured credit facility. The credit facility had been established in connection with Canwest’s acquisition of the broadcast operations of Alliance Atlantis in August 2007.

Outlook:

We remain optimistic that operating results in fiscal 2008 will be improved over last year.  This performance will be led by our Publishing Group, the specialty television networks and EYE Corp. While the performance of our conventional television business will be somewhat dependent on advertising markets and in particular the impact of the Olympic Games in the fourth quarter, we continue to work on strategies to improve the overall business model going forward.

In the third quarter and subsequent period, the Company closed four smaller unprofitable operations and will continue to assess its asset base to ensure it is operating and investing in the assets that have the most potential. Following a review of strategic alternatives, the Company determined its United Kingdom radio properties are no longer core and is pursuing the sale of one or more of these stations. There is no certainty as to the outcome of this process.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest.  Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2007 dated November 20, 2007 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and nine months ended May 31, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Company's financial statements and Management’s Discussion and Analysis for three and nine months ended May 31, 2008 are available on the Company's website: www.canwest.com. Financial statements and Management’s Discussion and Analysis for three and nine months ended May 31, 2008 for Canwest Limited Partnership can be found also on www.canwest.com. Financial statements for Ten Network Holdings Limited can be found at www.tencorporate.com.au.

The Company will hold its regular quarterly conference call with analysts on July 11, 2008 at 11:00 a.m. Eastern Standard Time.  The call-in numbers are 416-644-3416 or 800-732-9307.  Replays are also available for seven days following the call at 416-640-1917 or 877-289-8525 [using the pass-code 21274264 followed by the pound sign.]

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 956-2025
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 956-2025
hharley@canwest.com

CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(unaudited)
(in thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31, 2008	May 31, 2007	May 31, 2008	May 31, 2007
REVENUE

Publishing	334,151	333,609	1,002,522	980,040

Television
Canada	182,658	182,045	543,946	556,007
CW Media	98,542	-	279,439	-
	281,200	182,045	823,385	556,007
Australia	194,134	179,712	575,122	533,109
Total Television	475,334	361,757	1,398,507	1,089,116

Radio
Turkey	3,974	4,429	10,884	10,993
United Kingdom	503	328	1,349	839
Total radio	4,477	4,757	12,233	11,832

Out-of-home	40,750	38,674	122,107	109,048
Intersegment revenues	(2,916)	(704)	(5,192)	(3,403)
	851,796	738,093	2,530,177	2,186,633

Elimination of equity accounted affiliates	-	-	(108,767)	-

CONSOLIDATED REVENUE	851,796	738,093	2,421,410	2,186,633

SEGMENT OPERATING PROFIT

Publishing	78,636	71,662	240,168	211,772

Television
Canada	38,633	30,940	63,701	71,429
CW Media	37,488	-	101,491	-
	76,121	30,940	165,192	71,429
Australia	34,747	28,676	173,353	152,758
Total Television	110,868	59,616	338,545	224,187
Radio
Turkey	1,802	1,960	4,479	3,858
United Kingdom	(1,965)	(1,066)	(5,092)	(2,988)
Total radio	(163)	894	(613)	870

Out-of-home	1,124	(1,229)	5,972	1,255
Corporate and other	(9,269)	(9,403)	(28,020)	(28,060)
Restructuring expenses	(4,018)	-	(20,274)	-
	177,178	121,540	535,778	410,024

Elimination of equity accounted affiliates	-	-	(44,440)	-

OPERATING PROFIT (EBITDA)(1)	177,178	121,540	491,338	410,024

(1)  EBITDA is defined as earnings before interest, income taxes, amortization of intangibles, amortization of property  and equipment, other amortization, interest rate and foreign currency swap gains (losses), accretion of long term liabilities, interest income, amortization of deferred financing costs, foreign exchange gains (losses), investment gains, losses and write-downs, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments and earnings from discontinued operations.  This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings.  The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings.

CANWEST GLOBAL COMMUNICATIONS CORP.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(UNAUDITED)
(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the nine months ended
	May 31,	May 31,	May 31,	May 31,
	2008	2007	2008	2007

Revenue	851,796	738,093	2,421,410	2,186,633
Operating expenses	438,581	410,070	1,250,109	1,172,191
Selling, general and administrative expenses	232,019	206,483	659,689	604,418
Restructuring expenses	4,018	-	20,274	-
	177,178	121,540	491,338	410,024
Amortization of intangibles	2,191	1,511	6,839	4,034
Amortization of property and equipment	29,297	23,401	82,755	69,312
Other amortization	177	326	809	1,323
Operating income	145,513	96,302	400,935	335,355
Interest expense	(78,722)	(45,333)	(238,926)	(131,049)
Accretion of long term liabilities	(26,274)	-	(74,352)	-
Interest income	1,149	785	20,938	3,194
Amortization of deferred financing costs	-	(1,503)	-	(5,381)
Interest rate and foreign currency swap losses	(19,842)	(21,931)	(60,772)	(931)
Foreign exchange gains (losses)	944	(2,124)	5,219	4,569
Investment gains, losses and write-downs	(24,738)	8,938	(22,202)	9,655
	(1,970)	35,134	30,840	215,412
Provision for income taxes	17,301	8,251	42,911	68,544
Earnings (loss) before the following	(19,271)	26,883	(12,071)	146,868
Minority interest	(9,242)	(21,663)	(48,088)	(79,100)
Interest in earnings of equity accounted affiliates	129	115	39,706	1,436
Realized currency translation adjustments	-	(35)	(1,062)	565
Net earnings (loss) from continuing operations	(28,384)	5,300	(21,515)	69,769
Earnings from discontinued operations	-	3,145	-	12,102
Net earnings (loss) for the period	(28,384)	8,445	(21,515)	81,871

Earnings (loss) per share from continuing operations:
Basic	($0.16)	$0.03	($0.12)	$0.39
Diluted	($0.16)	$0.03	($0.12)	$0.39
Earnings (loss) per share:
Basic	($0.16)	$0.05	($0.12)	$0.46
Diluted	($0.16)	$0.05	($0.12)	$0.46